Form G-FIN



05042900

FR G-FIN
OMB No. 7100–0224
Average hours per response: 1.0
Approval expires March 31, 2004

OFFICIAL USE
11-161

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. [X] Comptroller of the Currency
   B. [ ] Board of Governors of the Federal Reserve System
   C. [ ] Federal Deposit Insurance Corporation
   D. [ ] Office of Thrift Supervision
   E. [ ] Securities and Exchange Commission

2. Conducts business as:

   A. [ ] Government Securities Broker
   B. [X] Government Securities Dealer
   C. [ ] Government Securities Broker and Dealer

3. Filing status of notice:

   A. [ ] Notice
   B. [X] Amendment



4. A. Full name of the financial institution:

   First National Bankers Bank

   B. Address of principal office of financial institution:

   7813 Office Park Blvd, Baton Rouge, LA 70809

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 01 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
07

   D. Mailing address if different from (B) or (C):


JUN 16 2005

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Joseph F. Quinlan, Jr.	CEO/ President	225-924-8015

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. [X] Yes B. [ ] No

   (If yes, provide addresses and describe activities.)

   American Tower, 401 Market Street, Suite 1380, Shreveport, LA 71101

   1000 Urban Center Drive, Suite 240, Birmingham, AL 35242

   (Both offices will be conducting full service municipal and government securities dealer activtities)

5998

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name (Last, First, Middle)	Title
Billingsley, William	Sr. Vice President (Birmingham Mgr
Quinlan, Joseph F.	CEO/ President
Jelley, Monica S.	Sr. Vice President
Merritt, William A.	Sr. Vice President
Boudreaux, Laura J.	Compliance Coordinator
Gunstream , Dan M.	Vice President (Shreveport Mgr.)

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. X☐ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First Middle Last	Title
Joseph F. Quinlan, Jr.	CEO/ President

Manual Signature: [signature]

Date: November 30, 2004